SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                               FORM 6-K

                       Report of Foreign Issuer
               Pursuant to Rule 13a-16 or 15d-16 of the
                    Securities Exchange Act of 1934

                     Commission File No. 000-51196

                     For the month of May 2006

                      AIXTRON AKTIENGESELLSCHAFT

            (Translation of registrant's name into English)


                            Kackertstrasse

                            D-52072 Aachen

                                Germany

               (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                Aixtron AG: AIXTRON Reports Financial
                Results For the First Quarter of 2006


    AACHEN, Germany--(BUSINESS WIRE)--May 4, 2006--AIXTRON AG (FSE:
AIX, ISIN DE0005066203; NASDAQ: AIXG, ISIN US0005066203):

    --  Equipment Order Intake Up 40% Year Over Year

    --  Total Revenues Up 44% Year Over Year

    --  Gross Margin Stable at 38%

    --  FY 2006 Guidance Reiterated

    AIXTRON AG (FSE: AIX, ISIN DE0005066203; NASDAQ: AIXG, ISIN
US0005066203), a leading provider of deposition equipment to the semiconductor industry, today announced financial results for the first quarter of 2006, ended March 31, 2006.

Key Financial Figures

(million EUR)                                 Q1 2006          Q1 2005
Sales revenues                                   32.0             22.2
Gross profit                                     12.0              8.6
Gross margin, % revenues                          38%              39%
Operating result                                (3.1)            (1.6)
Net result                                      (3.1)            (1.1)
Net result per share - basic                   (0.04)           (0.01)
Net result per share - diluted                 (0.04)           (0.01)
Operating cash flow                               5.0              3.9
Equipment Order Intake                           31.7             22.7
Equipment Order Backlog (March 31)               61.8             55.9

    Operational Highlights in the first quarter of 2006

    -- Total equipment order intake increased 40% year-over-year, to Euro 31.7 million in the first quarter of 2006. Included in total equipment order intake were orders received for compound semiconductor equipment totaling Euro 26.6 million, representing a year-over-year increase of 17%.

    -- Since its consolidation into the AIXTRON Group, Genus, Inc.'s silicon business made a significant contribution to AIXTRON's total revenues: 33% of total revenues was attributable to silicon business in the first quarter of 2006 vs. 1% in the first quarter of 2005.

    -- AIXTRON's gross margin remains stable at 38% in the first quarter of 2006, compared to 39% in the first quarter of 2005.

    -- AIXTRON's cost structure in the first quarter of 2006 was stable relative to revenues. However, the Company's operating result and net result in the first quarter of 2006 were negatively affected by lower other operating income received from lower currency exchange gains compared to the first quarter of 2005.

    -- The Company continued to focus on resource efficiency and cost reduction: headcount reduction by 9% post Genus, Inc.
        acquisition from 624 employees as of March 31, 2005 to 566 employees as of March 31,2006).

    -- Cash and cash equivalents rose from Euro 31.4 million as of December 31, 2005 to Euro 35.5 million as of March 31, 2006.

    Management Review

    Paul Hyland, Chief Executive Officer at AIXTRON, commented: "In the first quarter of 2006, there were indications of a continued improvement in market confidence, and we are pleased that AIXTRON has achieved a 44% year-over-year increase in total revenues, and a 40% year-over-year increase in equipment order intake."

    Hyland continued: "Our gross margin remained stable year over year, at 38% in the first quarter of 2006, and for the remainder of the year, we will continue to focus on resource efficiency and cost reduction. We also reiterate our total revenue target of Euro 150 million and our aim to break even on a net result basis for the full year 2006."

    Outlook

    In spite of the currently challenging environment, the Company continues to be confident it will generate total revenues in 2006 of approximately EUR 150 million. Driven by further cost reductions both from the realization of cost synergies with Genus, Inc. and from operational efficiency gains, the Company continues to expect to break even on a net result basis in 2006.

    Financial Tables

    The consolidated interim financial statements (balance sheet, income statement, cash flow statement, statement of changes in equity) relating to this press release are available on www.aixtron.com, section "Investors", subsection "Financial Data", subsection "Reports", as part of AIXTRON's Group interim report for the three months ended March 31, 2006.

    Investor Conference Call

    AIXTRON will host a financial analyst and investor conference call on May 4, 2006 at 08:30 CEST (02:30 EDT) to review the first quarter 2006 results. From 08:15 CEST (02:15 EDT) you may listen to the call live at +49-(0) 69-2222-2247. Both a conference call audio replay and a transcript of the conference call will be available at http://www.aixtron.com, section "investors", following the conference call.

    Further Information

    For further information on AIXTRON (FSE: AIX, ISIN: DE0005066203;
NASDAQ: AIXG, ISIN: US0096061041) please consult our website at:
www.aixtron.com

    Forward-Looking Statements

    This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "may", "will", "expect", "anticipate", "contemplate", "intend", "plan", "believe", "continue" and "estimate", and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kackertstr. 15-17, 52072 Aachen, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

language:     English
company:      AIXTRON AG
              Kackertstr. 15-17
              52072 Aachen Deutschland
phone:        +49 (0)241 8909-444
fax:          +49 (0)241 8909-445
email:        invest@aixtron.com
WWW:          www.aixtron.com
ISIN:         DE0005066203
WKN:          506620
indices:      TecDAX
stockmarkets: Geregelter Markt in Frankfurt (Prime Standard);
              Freiverkehr in Berlin-Bremen, Stuttgart, Munchen,
              Hamburg, Dusseldorf; Foreign Exchange(s) Nasdaq


    CONTACT: AIXTRON AG
             Klaus F. Gruendel, 02 41-89 09-444
             k.gruendel@aixtron.com

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                AIXTRON AG

Date: May 4, 2006
                                By:         /s/ Paul Hyland
                                Name:       Paul Hyland
                                Title:      President and CEO


                                By:         /s/ Wolfgang Breme
                                Name:       Wolfgang Breme
                                Title:      CFO